UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-40986

Cian PLC
(Exact name of registrant as specified in its charter)

64 Agiou Georgiou Makri Anna Maria Lena Court, Flat 201 Larnaca, 6037 Cyprus Telephone: +357 22 418 200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value €0.0004 per Share American Depositary Shares each representing one Ordinary Share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.       Cian PLC (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on November 4, 2021.

The Company’s American Depositary Shares (the “ADSs”), each representing one ordinary share (an “Ordinary Share” and the “Ordinary Shares”), commenced trading on the New York Stock Exchange (the “NYSE”) on November 5, 2021. On February 28, 2022, trading in the Company’s ADSs on the NYSE was halted (the “Trading Halt”). On March 15, 2023, the Company received a notice from the Staff of NYSE Regulation (the “Staff”), which determined to delist the Company’s ADSs from the NYSE, exercising its discretionary authority under Section 802.01D of the NYSE Listed Company Manual, due to the ongoing geopolitical events and their potential impact on the Company. On March 28, 2023, the Company submitted a written request for a review by a Committee of the Board of Directors of the New York Stock Exchange (the “NYSE Committee”) of such determination. On April 14, 2023, the NYSE Office of General Counsel, acting as counsel to the NYSE Committee, delivered a letter to both the Company and the Staff, informing the parties that the date of the review would be July 13, 2023, setting forth a timetable prior to the review date for the parties to make written submissions to the NYSE Committee, and acknowledging the Company’s request to make an oral presentation on the review date.

The Company delivered its first written submission on May 5, 2023, emphasizing (i) that the Company has been and remains in full compliance with all applicable laws, reporting obligations and qualitative and quantitative listing criteria of the NYSE, and that none of the Company, its officers, directors or significant shareholders has engaged in any misconduct, and (ii) that the Company’s ADS holders could suffer actual financial harm as a result of a delisting of the Company’s ADSs. The Staff delivered its written submission on May 24, 2023, stating, among other things, that despite no evidence of noncompliance by the Company, the NYSE has the discretionary authority to delist a company based on public policy concerns. On June 9, 2023, the Company submitted a reply brief to the Staff’s written submission. On July 13, 2023, representatives of the Company together with its legal advisors participated in an oral presentation before the NYSE Committee.

On July 21, 2023, the NYSE Committee notified the Company that it had reached final decision to uphold the delisting determination of the Staff and denying the Company’s appeal. On July 21, 2023, the NYSE filed a notification of removal from listing on Form 25 with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 12d2-2(c) of the Exchange Act, which became effective on July 31, 2023.

B.       The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a prospectus supplement for the Company’s 18,213,400 ADSs representing 18,213,400 Ordinary Shares, filed on November 4, 2021 (pursuant to Rule 424(b)(4) under the Securities Act), forming part of the registration statement on Form F-1 (File No. 333-260218) that was first filed with the SEC on October 13, 2021 and became effective on November 4, 2021.

Item 3. Foreign Listing and Primary Trading Market

A.       Since the introduction of the Trading Halt, Moscow Exchange (“MOEX”), in Russia, has become the primary trading market of the Company’s ADSs.

B.       The Company’s ADSs were first listed for trading on MOEX on November 5, 2021. The Company has maintained this listing for at least 12 months preceding the filing of this Form 15F.

C.       The percentage of trading in ADSs that occurred in Russia for the 12-month period from September 1, 2022 through August 31, 2023 (both dates inclusive) was 100%.

Item 4. Comparative Trading Volume Data

A.      The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from September 1, 2022 through August 31, 2023 (both dates inclusive).

B.       The average daily trading volume of the Company’s Ordinary Shares and ADSs (when expressed in terms of the underlying Ordinary Shares) in the United States (both on-exchange and off-exchange) was nil for the same 12-month period. The average daily trading volume of the Company’s Ordinary Shares (including those represented in the form of ADSs) worldwide was 77,690 Ordinary Shares for the same 12-month period.

C.       The average daily trading volume of the Company’s Ordinary Shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the Ordinary Shares on a worldwide basis for the period described in Item 4.A of this Form 15F was nil.

D.      The Company’s ADSs were delisted from the NYSE effective as of July 31, 2023. As of that date, the average daily trading volume of the Company’s Ordinary Shares (including those represented in the form of ADSs) in the United States as a percentage of the average daily trading volume for the Ordinary Shares (including those represented in the form of ADSs) on a worldwide basis for the preceding 12-month period was nil.

E.       The Company has not terminated its ADS program with respect to the ADSs and the corresponding deposit agreement pursuant to which the ADS program is maintained.

F.       The Company used investing.com as the source for determining whether it meets the average daily trading volume requirements of Rule 12h-6. The Company analyzed its United States’ share trading relating to its Ordinary Shares and ADSs using investing.com and analyzed its non-U.S. global share trading relating to its Ordinary Shares and ADSs using investing.com.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on September 20, 2023. The press release was posted to the Company’s website and submitted to the SEC on Form 6-K via EDGAR on September 20, 2023.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, https://ir.ciangroup.ru/.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)      The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)      Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)      It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Cian PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Cian PLC certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: September 20, 2023	Cian PLC

	By:	/s/ Dmitriy Grigoriev
	Name:	Dmitriy Grigoriev
	Title:	Chief Executive Officer